April 7, 2025

Darryl Payne
Chief Executive Officer
TV Channels Network Inc.
7582 Las Vegas Blvd. South
Las Vegas, Nevada 89123

       Re: TV Channels Network Inc.
           Amendment No 2 to Form S-1
           Filed April 4, 2025
           File No. 333-284628
Dear Darryl Payne:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 3, 2025 letter.

Amendment No. 2 to Form S-1
Explanatory Note, page iii

1. You disclose in this section that you are registering for resale 2,516,550 shares of common stock. On the cover page of the resale prospectus, in the selling shareholder table, and in the legality opinion, however, you disclose that you are registering for resale 2,550,550 shares. Please revise your disclosure to remove the inconsistency.
Selected Financial Data, page 4

2. We note the revisions you made in response to prior comment 2. Please revise so that:
           The column headings for your balance sheet and income statement data reflect that the amounts presented in the 2023 columns have been restated from amounts
 April 7, 2025
Page 2

           previously presented.
             The heading of your 2023 income statement data column indicates that amounts presented are "For the year ended" December 31, 2023.
             The amount of "Total other assets" and "Net income (loss) applicable to common shareholders" presented for each period are consistent with amounts presented in your audited financial statements.
             The descriptions of your financial statement line items are consistent with those used in your audited financial statements.
Capitalization, page 19

3.     Please revise so that:
           The first sentence on this page correctly identifies the period presented in the capitalization table.
           Amounts presented in the "actual" column are consistent with those in your balance sheet on page F-2.
           The description of common stock (par value, number of authorized, issued and outstanding shares and number of shares issued and outstanding) is consistent with amounts presented on your balance sheet and the number of shares issued and outstanding on a pro forma basis are disclosed for both post-offering scenarios.
           The amounts presented in the "post-offering' columns are adjusted as necessary in light of changes made to amounts presented in the "actual" column. Use of Proceeds, page 20

4. You state in your response to prior comment 2 that you have added disclosure that $1.5 million of the net proceeds of the offering will be allocated to the salary of your Chief Executive Officer; however, we cannot locate this disclosure. Please provide this disclosure and revise the percentage of net proceeds to be used for each purpose accordingly.
Directors, Executive Officers, Promoters, and Control Persons and Corporate Governance, page 33

5. Please provide the information required by Regulation S-K Item 401 for Mr.
       Okechukwa Ukah and Dr. Marshall Thompson.
Committees of the Board of Directors, page 36

6. Please identify which directors will serve on each board committee and who qualifies as an audit committee financial expert.
Statements of Stockholders' Equity (Deficit), page F-4

7. As requested in prior comment 9, please revise the line item reflecting balances as of
       December 31, 2023 to indicate that they have been restated from those previously reported.
 April 7, 2025
Page 3

Exhibits
23.1 Consent of Independent Registered Public Accounting Firm, page II-6

8. We note your revisions in response to prior comment 10. Please have your auditor revise to indicate that their consent applies to this Form S-1/A. They should also consider the need to provide a currently dated consent in light of the changes made to the audit opinion and financial statements since March 28, 2025.
General

9. Please provide risk factor disclosure that specifically addresses the risks to investors if your common shares are not approved for listing by Nasdaq, but you choose to proceed with the resale offering. These risks would include the impact on the liquidity of the market for your shares, the value of the shares and price volatility.
        Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Kathleen Krebs at 202-551-
3350 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology